                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003



                                    CONTENTS

                                                                     Page

Summary of Billings                                                    1

Derivation of Billing Rates                                            2

Calculation of Allowed Cost of Capital - Effective April 1, 2003       3

                                                               INDIANA MICHIGAN POWER COMPANY
                                                               RIVER TRANSPORTATION DIVISION
                                                                    SUMMARY OF BILLINGS
                                                       BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003
                                               January 2003                February 2003                   March 2003
                                        --------------------------  ---------------------------  ---------------------------
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                        ----       ---      ------  ----        ---      ------  ----        ---      ------
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  173,069   $1.98      $342   132,650    $2.10      $278   155,637    $1.60       $248
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  357,401   $1.83      $653   236,386    $1.69      $400   349,898    $1.98       $693
                                                  =====                        =====                        =====

    Kanawha River Plant. . . . . . . .  102,257   $1.02       104    91,816    $1.06        97   102,918    $1.04        107
                                        -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .  459,658              $757   328,202               $497   452,816                $800
                                        =======              ====   =======               ====   =======                ====

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  247,975   $3.79      $940   183,375    $3.20      $587   131,599    $2.71       $357
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . .  1,075,067   $1.67    $1,799   769,043    $1.66    $1,280   731,219    $1.69     $1,235
                                      =========   =====    ======   =======    =====    ======   =======    =====     ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   14,326   $1.45      $ 21    75,855    $3.42    $  260    32,779    $3.43       $112
                                                  =====                        =====                        =====

    Gavin Plant. . . . . . . . . . . .   36,495   $1.18        43    38,495    $1.20        46    20,040    $1.58         32
                                                  =====                        =====                        =====

    Mitchell Plant . . . . . . . . . .     -      $ -           2      -       $ -        -         -       $ -            -
                                        -------   =====      ----   -------    =====    ------   -------    =====       ----

      Total. . . . . . . . . . . . . .   50,821              $ 66   114,350             $  306    52,819                $144
                                        =======              ====   =======             ======   =======                ====

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .  240,079   $2.57      $617   177,526    $2.85      $506   171,171    $3.30       $566
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other Coal . . . . . . . . . . . . .  444,918   $1.63      $726   527,029    $1.50      $789   475,983    $1.58       $753
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other. . . . . . . . . . . . . . . .   65,435              $244    80,235               $178   162,050                $388
                                        =======              ====   =======               ====   =======                ====

Note: The above amounts include demurrage charges.

TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

  AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . . .     -      $ -        $828       -      $ -        $869      -        $ -        $908
                                        =======   =====      ====    =======   =====      ====   =======     =====      ====

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant  . . . . . . . . . . .     -      $ -        $126      -       $ -        $105      -        $ -        $ 90
                                                  =====                        =====                         =====

    Amos Plant . . . . . . . . . . . .     -      $ -          10      -       $ -          13      -        $ -           3
                                        -------   =====      ----   -------    =====      ----   -------     =====      --------


      Total. . . . . . . . . . . . . .     -      $ -        $136      -       $ -        $118      -        $ -        $ 93
                                        =======   =====      ====   =======    =====      ====   =======     =====      ====


  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .     -      $ -        $  9      -       $ -        $ 12      -        $ -        $  3
                                        =======   =====      ====   =======    =====      ====   =======     =====      ====


TOWING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

   Other . . . . . . . . . . . . . . .                       $  7                         $ 15                          $ 41
                                                             ====                         ====                          ====

                                                            INDIANA MICHIGAN POWER COMPANY
                                                            RIVER TRANSPORTATION DIVISION
                                               DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1,
                                                2003 THROUGH DECEMBER 31, 2003 BASED ON PROJECTED
                                           COSTS FOR THE PERIOD JANUARY 1, 2003 THROUGH DECEMBER 31, 2003
                                                                                                                  Tanners
                                     Projected     Non-Assigned    Upper Ohio       Rockport        Cardinal       Creek
                                        Cost           Cost         & Kanawha        Plant          Units 2&3      Plant  .
                                    -----------    ------------    -----------     -----------     -----------   ----------
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $16,164,590   $    87,726     $ 8,254,348     $ 3,790,929     $ 1,747,968   $2,283,619
  Wages. . . . . . . . . . . . . .    12,436,419            (2)      4,798,205       4,223,471       1,880,941    1,533,804
  Fuel . . . . . . . . . . . . . .     7,262,125             3       1,846,278       3,893,924         666,325      855,595
  Fuel Taxes . . . . . . . . . . .     2,313,851            (3)        648,722       1,123,494         233,214      308,424
  All Other. . . . . . . . . . . .     5,461,639         9,729       2,560,851       1,584,963         653,469      652,627
                                     -----------   --------------   ----------     -----------     -----------   ----------

    Total Direct Expenses. . . . .    43,638,624        97,453      18,108,404      14,616,781       5,181,917    5,634,069

  Chartered Boat Cost. . . . . . .     6,423,559           -         3,209,062       2,370,125            -         844,372
                                     -----------   --------------   ----------     -----------     -----------   ----------
    Total Equipment Expenses . . .    50,062,183        97,453      21,317,466      16,986,906       5,181,917    6,478,441

Nonassigned Allocation . . . . . .                 $   (97,453)         48,685          35,958            -          12,810
                                                   ===========

Allocated Overhead Expenses. . . .     9,589,217                     4,790,552       3,538,170            -       1,260,495

Return on Investment . . . . . . .     1,143,000                       571,016         421,737            -         150,247

Contract Revenue . . . . . . . . .      (500,000)                     (249,788)       (184,487)           -         (65,725)

Chartered (Out) Boat Revenue . . .    (5,402,001)                   (2,698,715)     (1,993,197)           -        (710,089)

Non-Affiliated Contracts . . . . .   (16,462,450)                   (9,859,200)           -         (6,603,250)        -

Re-allocation to Affiliated Rates.          -                         (710,065)       (524,435)      1,421,333     (186,833)

Less Contract Tow Barge &
  O/H Costs. . . . . . . . . . . .    (3,595,656)         -         (3,595,656)           -               -            -
                                     ------------  ------------    ------------    ------------     ----------    ----------

    Total Projected Cost
      (Revenue Requirement). . . .   $34,834,293   $      -        $ 9,614,295     $18,280,652      $     -      $6,939,346
                                     ===========   ============    ===========     ===========      ==========   ===========


Adjusted Ton Miles . . . . . . . . 7,721,777,476                 2,354,732,776   2,993,300,700  1,007,362,000 1,066,382,000
                                   -------------                 -------------   -------------  ------------- -------------

Cost Per Adjusted Ton Mile * . . .                                    $0.00408        $0.00611                        $0.00651
                                                                      ========        ========                        ========



                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                          RATE OF RETURN ON INVESTMENT


                                                                  AFTER-TAX
                  @12/31/02       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT           (000)         OF TOTAL         COST        RATE OF RETURN
---------       ------------      --------      ---------      --------------

Long-term Debt  $1,368,068 a        55.95%        6.89% c           3.85%

Preferred Stock     73,046           2.99%        6.12% c           0.18%

Common Stock     1,004,077 b        41.06%       12.00% d           4.93%
                ----------         ------                           ----

Total           $2,445,191         100.00%                          8.96%
                ==========         ======                           ====


a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c)       Cost at 12/31/02.

d)       The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2003.